IBN FINANCIAL SERVICES, INC.

LIVERPOOL, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

PUBLIC DOCUMENT

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49815

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IBN FINANCIAL SERVICES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 OLD LIVERPOOL ROAD
(No. and Street)

LIVERPOOL	NEW YORK	13088
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

RICHARD J. CARLESCO, JR.	(315) 652-4426	rcarlesco@ibrokernet.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, and middle name)

373 SPENCER STREET STE 101	SYRACUSE	NEW YORK	13204
(Address)	(City)	(State)	(Zip Code)

8/11/09	3710
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **RICHARD J. CARLESCO, JR.**, swear (or affirm) that to the best of my knowledge and belief, the financial report pertaining to the firm of **IBN FINANCIAL SERVICES, INC.**, as of **DECEMBER 31, 2024**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

3-21-2025

JASMINE W. BORREGGINE
Notary Public, State of New York
No. 01BO6374079
Qualified in Onondaga County
Commission Expires April 23, 2026

Notary Public

Signature:

Title:

C. E. O.

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of Income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

- 2 -

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
373 Spencer Street Suite 101
Syracuse, New York 13204
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
IBN Financial Services, Inc.
Liverpool, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IBN Financial Services, Inc. as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of IBN Financial Services, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IBN Financial Services, Inc.'s management. Our responsibility is to express an opinion on IBN Financial Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IBN Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as IBN Financial Services, Inc.'s auditor since 2002.
Syracuse, New York
March 13, 2025

IBN FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 777,630
Receivable from clearing organization and funds	696,830
Prepaid expenses	37,701
Right of Use Asset	300,756
Investment securities - at fair value	71,815
Total assets	$ 1,884,732

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 823,183
Lease Liability	320,466
EIDL Loan	525,802
Total liabilities	1,669,451
Stockholders' equity:	
Common stock - no par - 200 shares authorized,	
100 shares issued and outstanding	30,000
Additional paid-in capital	423,035
Retained earnings (deficit)	(237,754)
Total Stockholders' equity	215,281
Total liabilities and stockholders' equity	$ 1,884,732

The accompanying notes are an integral part of these financial statements

Note 1. Organization and Nature of Business

IBN Financial Services, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued at fair value pricing as those terms are described for financial statement purposes. All securities valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Note 2. Summary of Significant Accounting Policies (continued)

Investments (continued)

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commission Income

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income generally is taxed directly to the stockholders. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $3,000 and is reflected in these financial statements.

Events Occurring After Reporting Date

Management has evaluated subsequent events through the date which the financial statements were issued.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The following table presents revenue by major source.

Revenue from contracts with customers:

Brokerage and Direct Business Commissions.

AXOS	$	2,518,409
12B-1		487,864
VLR-Life Ins-Renewal		42,244
Traditional Insurance		90,902
Mutual Funds		295,657
Variable Annuities		1,749,572
Variable Annuity Trails		1,013,362
529		7,377
Interval Funds		63,178
DST		1,417,462
Preferred Stock		47,348
REIT/BDC		10,000
RegD		1,176,341
ALT Trails		34,396
Total brokerage and direct business commissions	$	8,954,112

Investment Advisory Fees.

MM Managed Money Income	$	3,199,058
Total Investment Advisory Fees	$	3,199,058

Segment Reporting

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits of pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3. Receivables from Clearing Organization and Funds

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing credit losses. There was no credit loss expense incurred during the year ended December 31, 2024.

Note 4. Fair Value Measurement and Investments

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

Investments - Available for Sale	Level 1 Inputs
Fair value of equity securities:	Fair Value
Equity securities	$ 71,815

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

Note 5. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$ 39,079
Accumulated depreciation	(39,079)
Property and equipment - net	$ -

Depreciation expense was $0 for the year ended December 31, 2024.

Note 6. Long-term Debt

Long-term debt at December 31, 2024, consisted of the following:

Note payable to SBA, payable in 360 monthly installments of $2,435. 3.75% interest, maturing November 2051.	$ 525,802
Less: Current portion	(10,470)
Total Long-term debt, less current portion	$ 515,332

The annual commitments over the next five years are as follows:

2025	$ 10,470
2026	15,349
2027	10,755
2028	11,165
2029	11,591
Thereafter	466,472
Total	$ 525,802

Interest expense amounted to $18,994 for the year ended Decemeber 31, 2024.

Note 7. Commitments and Contingencies

The Company signed a ten year lease with two IBN stockholders for office space on July 1, 2020. The lease requires monthly payments of $4,370 from January through July and $4,502 August through December. Rent expenses were $52,624 for the year ended December 31, 2024.

The minimum annual rental commitments over the next five years as as follows:

2025	$	54,700
2026		56,341
2027		58,031
2028		59,772
2029		61,565
Thereafter		36,534
Total Payments		326,943
Less Discounted Amount		(6,477)
Actual Lease Liability	$	320,466

The Company, in its ordinary course of business, has multiple pending arbitration cases, in which, no ultimate outcome can be determined as of the date of the financial statement.

Note 8. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 9. Net Capital Requirements

As a registered broker-dealer, IBN Financial Services, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2024, IBN Financial Services, Inc.'s aggregate indebtedness and net capital were $1,368,694 and $154,217, respectively, a ratio of 8.88 to 1 and net capital exceeded the minimum capital requirement of $91,246 by $62,971.

Note 10. Employee Pension Plan

The Company adopted a SIMPLE IRA that is available to all eligible employees. The Company has elected to match contributions up to 3% for 2024 compensation for each participating employee. The Company obligation for contributions to the plan as of December 31, 2024 was $23,489, which consisted entirely of the Company's employer matching contribution.

Note 11. Related Party Transactions

As described in Note 8, the Company leases office space from two stockholders. Payments on the lease amounted to $53,107 for the year ended December 31, 2024.

SCHEDULE I

IBN FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2024

Net capital computation:		
Total Stockholders' equity qualified for net capital		$ 215,281
Non-allowable assets and deductions and/or charges:		
Receivable from clearing organization and funds	9,058	
Prepaid expenses	37,701	
Total deductions and/or changes		(46,759)
Net capital before haircuts on securities positions		168,522
Haircuts on securities:		
Marketable securities	10,772	
Money market funds	182	
Undue Concentration	3,352	
Total haircuts on securities		(14,306)
Net capital		$ 154,216
Computation of aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ 823,182	
Lease liability in excess of right of use asset	19,710	
EIDL Loan	525,802	
Total aggregate indebtedness		$ 1,368,694
Computation of basic net capital requirement:		
Minimum net capital required		
(6.67% of aggregate indebtedness)	$ 91,246	
Minimum dollar net capital requirement of reporting		
broker-dealer	$ 5,000	
Net capital requirement (the greater of above amounts)	$ 91,246	
Excess net capital at 1,500 percent		
(net capital less minimum dollar)		$ 62,970
Excess net capital at 1,000 percent		
(net capital less the greater of 10% of aggregate indebtedness		
or 120% of minimum net capital requirement)		$ 17,347
Ratio of aggregate indebtedness to net capital		8.88 to 1

See independent auditors' report on supplementary information